Exhibit 99.1

Santiago, October 15, 2009.

GG/136/09

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

RE: COMMUNICATING MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, Corpbanca hereby informs you of the material event regarding the company:

At the Extraordinary General Shareholders’ Meeting held on October 15, 2009, shareholders approved the reduction of the number of Directors from eleven to nine and the increase of the number of Alternate Directors from one to two. In addition, the following persons were elected to the Board of Directors:

Directors: Messrs. Alvaro Saieh Bendeck, Jorge Andres Saieh Guzman, Fernando Massu Tare, Fernando Aguad Dagach, Julio Barriga Silva, Brian O’Neill, Segismundo Schulin-Zeuthen Serrano, Jorge Selume Zaror and Hernan Somerville Senn.

Alternate Directors: Messrs. Juan Rafael Gutierrez Avila and Hector Valdes Ruiz.

Sincerely,

Mario Chamorro Carrizo

Chief Executive Officer